EXHIBIT 99.1

POET Augments Investor Outreach Efforts and  Announces Management Role Change

TORONTO, April 17, 2024 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center, telecommunication and AI markets, today announced that it has augmented its investor outreach through two new engagements with external service providers. It also announced a change in the role of Vivek Rajgarhia, the Company’s President & General Manager.

POET has retained Hybrid Financial Ltd. (“Hybrid”) to connect the Company to a select group of technology investors identified from a database of over 1,400 buy-side funds in the United States and 200 in Canada that hold shares in companies that are valued less than US$100 million, plus a larger number of broker-dealer firms and financial advisors. The agreement with Hybrid is for an initial period of 6-months starting April 1, 2024 (the “Initial Term”) and may be renewed automatically for successive 3-month periods thereafter. Hybrid will be paid a monthly fee of CAD$15,000, plus applicable taxes, during the Initial Term.

Commencing later this month, LFG, an independent contractor based in the Greater Toronto Area, will provide advice, content development, and marketing services through social media channels and on-line media and newsletter placements for the Company. The agreement includes an initial payment of USD$25,000 with an option to increase at the Company’s discretion.

Neither Hybrid nor LFG Equities currently hold shares in POET, and both have agreed to comply with all applicable securities laws and the policies of the TSX Venture Exchange (the “TSXV”) in providing the Services.

Management Role Change
The Company is also announcing a change in the role of Vivek Rajgarhia, who has served as the Company’s President & General Manager since November 2019. Mr. Rajgarhia will remain an employee of POET but will transition from executive officer to the role of Corporate Development Advisor to the CEO, effective immediately. This scope change, initiated by Mr. Rajgarhia, will provide him with the time that he has requested to attend to certain personal matters, but will also allow him to continue his important role in providing both strategic advice to the CEO and management team.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient, passive integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, Pa., Shenzhen, China and Singapore.
More information may be obtained at www.poet-technologies.com.

Media Contact: Adrian Brijbassi adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Forward-Looking Statements
This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s announced products and those of its customers.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions, which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success of the Company’s announced products, the success of its customer’s products, the capabilities of its operations, including its joint venture, to correctly gauge market needs and to produce products in the required amounts and on a timely basis and the success of its investor outreach efforts. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its newly announced module products to meet performance requirements, the failure of its products or its customer’s products to achieve market penetration, operational risks including the ability to attract key personnel, and the ability to raise additional capital and the failure to attract new investors through its own efforts or those of its external service providers. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. 120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075